Confidential Treatment of Portions of this Letter Has Been Requested by Bank of America Corporation Pursuant to 17 C.F.R. § 200.83. Asterisks denote such omissions.

October 21, 2009

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Mail Stop 4561

Washington, DC 20549-4561

RE:

Bank of America Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Form 10-Q for the Period Ended March 31, 2009

Filed May 7, 2009

Form 10-Q for the Period Ended June 30, 2009

Filed August 7, 2009

Dear Mr. West,

We have received and reviewed your letter dated September 18, 2009. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-K for the fiscal year ended December 31, 2008

Notes to the Consolidated Financial Statements

Note 10 – Goodwill and Intangible Assets, page 142

1.	We note your response to prior comment 6 to our letter dated June 17, 2009. Tell us whether you provide the economic capital results by reporting unit to your Board of Directors or your banking regulators, and if so, whether the results of those calculations are consistent with the amounts used in your goodwill impairment analysis. To the extent that the economic capital results are provided at a higher level (company-level, or legal entity level), please confirm that you are calculating the economic capital measures consistently with the way they are calculated for your goodwill impairment analysis.

Rule 83 confidential treatment request made by Bank of America Corporation

Response:	Economic capital results by segment and reporting unit are included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of our annual and quarterly reports filed with the Securities and Exchange Commission (“SEC”). Specifically, we disclose the “average allocated equity” by segment and the “return on average equity” by segment and reporting unit (please refer to pages 27, 32 and 39 of Form 10-K for the Fiscal Year Ended December 31, 2008). Although the nomenclature differs between external communications (i.e., average allocated equity or average equity) and the internal documents (i.e., average economic capital), we confirm that the amounts included in MD&A are calculated consistently with the way they are calculated for the goodwill impairment analysis.

In addition to the publicly available reports filed with the SEC, economic capital results have historically been provided to the Board of Directors at the enterprise level. However in conjunction with the recent enhancements to our corporate governance, which included a reconstitution of the Board of Directors, the Enterprise Risk Committee has been formed. As such, effective October 2009, the Board’s Enterprise Risk Committee will begin to receive the economic capital results by reporting unit and at the enterprise level. Additionally, monthly economic capital results by reporting unit and at the enterprise level are currently, and have been historically, routinely provided to our banking regulators.

2.	We note your response to prior comment 5 to our letter dated June 17, 2009 regarding the fair value estimation process for the Business Lending reporting unit. Your response indicates that as of October 31, 2008, you used a market approach to determine the fair value of this reporting unit. However, your response letter also indicates that you performed an alternative calculation using an income approach, which appears to have been done solely as part of your process of responding to our letter. Regarding this income approach performed, please tell us how many years your analysis projected into the future and tell us the key assumptions used in this analysis. Also, tell us whether you plan to continue to perform an income approach (in addition to a market approach) when valuing your reporting units in the future.

Response:	The alternative calculation of fair value for the Business Lending reporting unit was performed to demonstrate that a change in methodology, specifically from the income approach to the market approach, did not result in a different impairment test conclusion. As discussed in our previous response letter dated July 24, 2009, we used the same base net income amount and market comparable earnings multiples for the alternative calculation that we had used for the original October 31, 2008 calculation of fair value using the market approach. Specifically:

•

Base net income of [*** Redacted ***] was used to estimate cash flows for the first year of the calculation. This amount equals base net income used in the market approach, which reflects actual results for the twelve months ending October 31, 2008.

•	An earnings multiple of [*** Redacted ***] was used to assess the terminal value of the reporting unit. This amount equals the earnings multiple used in the market approach.

Rule 83 confidential treatment request made by Bank of America Corporation

The remaining underlying assumptions were consistent with our prior income approach calculations as described in our response letter dated May 8, 2009, which were applied consistently across reporting units in our June 30, 2008 annual impairment test. Specific assumptions used in the alternative calculation were as follows:

•	A growth rate of [*** Redacted ***] was used to project cash flows for the next ten years.

•	Resulting cash flows were then discounted by a rate of [*** Redacted ***] to determine fair value.

In the future, when valuing our reporting units other than Card Services, we plan to calculate fair value using the market approach, but will also perform independent calculations under the income approach to help validate our estimates of fair value. For Card Services, we will continue to calculate fair value using an income approach.

3.	We note your response to prior comment 5 to our letter dated June 17, 2009 regarding your goodwill impairment testing of the Capital Markets and Advisory Services (CMAS) reporting unit. Your response indicates that you used a market approach to determine the fair value of the reporting unit, whereby three estimates of fair value were calculated based on earnings multiples, tangible common equity multiples, and total book common equity multiples, and then you weighted them approximately evenly. Given the wide disparity of earnings multiples for the comparable companies, and the fact that you would have failed Step 1 of the goodwill impairment test had the earnings multiple approach not been weighted in your determination of fair value, please tell us why you believe it was not necessary to perform Step 2 of the goodwill impairment test as you did for certain other reporting units where the difference between the fair value and carrying value of the reporting units was not significant. Also, tell us why you used projected 2009 income instead of trailing income as you have done in other scenarios and confirm that the selected multiples used are forward multiples (i.e. utilizing a market capitalization as of the valuation date and projected 2009 income).

Response:	We believe that the market multiples used in calculating the fair value of CMAS are sufficiently conservative as discussed further below and therefore it was not necessary to perform Step 2 of the goodwill impairment test. As noted in our prior response letter, a substantial majority of the assets and liabilities of CMAS are already carried at fair value or are short-term in nature. Accordingly, a Step 2 analysis would not yield a fair value for CMAS that was significantly different than the carrying amount.

As a general rule, we believe that earnings multiples are a more meaningful indicator of fair value than capital multiples. If comparable earnings multiples are not available or are distorted due to market disruptions, it may be appropriate to use other multiples (e.g., tangible capital) in determining fair value of the reporting unit. Accordingly, given the wide disparity of the CMAS comparable earnings multiples and the relatively small number of comparable companies, [*** Redacted ***].

Rule 83 confidential treatment request made by Bank of America Corporation

We acknowledge the wide disparity in earnings multiples noted for the comparable companies but believe that the price to earnings (PE) multiple of [*** Redacted ***] used in the fair value calculation is very conservative based on historical norms. As noted in the table below provided by our independent valuation experts, PE multiples of the comparable companies ranged from 6.2 to 39.6 over the past eight years.

Capital Markets and Advisory Services
		Market Capitalization to Earnings								8 Year Average
Ticker	Company	10/31/2007	10/31/2006	10/31/2005	10/31/2004	10/31/2003	10/31/2002	10/31/2001	10/31/2000
GS	Goldman Sachs Group Inc.	8.5	10.1	11.0	11.0	17.5	16.2	15.5	14.2	13.0
MS	Morgan Stanley	7.9	10.5	16.0	13.0	17.0	13.5	13.9	15.5	13.4
JEF	Jefferies Group Inc.	15.0	17.4	16.9	18.0	25.4	17.6	15.4	11.6	17.1
PJC	Piper Jaffray Companies	19.9	6.2	19.3	24.7	NA	NA	NA	NA	17.5
RJF	Raymond James Financial Inc.	17.8	17.3	17.0	15.1	22.9	19.2	14.6	12.5	17.0
SF	Stifel Financial Corp.	33.4	32.7	17.2	8.5	10.3	37.3	39.6	10.3	23.7

	Maximum	33.4	32.7	19.3	24.7	25.4	37.3	39.6	15.5	28.5
	Average	17.1	15.7	16.2	15.0	18.6	20.8	19.8	12.8	17.0
	Median	16.4	13.9	16.9	14.0	17.5	17.6	15.4	12.5	15.5
	Minimum	7.9	6.2	11.0	8.5	10.3	13.5	13.9	10.3	10.2

[***Redacted***]

We used projected 2009 income in the calculation of fair value as a proxy as we believed it to be more representative of expected future results compared to the results during the market disruption. Actual results during the trailing twelve months ended October 31, 2008 were dramatically affected by the impact of market dislocations during this period and were not indicative of long-term normalized operating results of the CMAS reporting unit. As a result, we believe that the use of projected results yielded a more reliable amount than would have been obtained had we begun with historical earnings and attempted to calculate a normalized number.

As discussed with our independent valuation experts, the market multiples used in our calculation reflected the market capitalization as of the valuation date and trailing earnings for the twelve months then ended. Without clear insight into the business plan for these comparable companies, we had no legitimate basis upon which to project a dollar amount of estimated earnings for the coming year. Similarly, given market dislocations and volatility in the second half of 2008, we concluded that analyst consensus earnings projections would not be meaningful.

[*** Redacted ***] Accordingly, we made a reasoned judgment that Step 2 of the impairment analysis would not have produced materially different results from the Step 1 analysis.

4.	We note your response to prior comment 12 to our letter dated June 17, 2009 where you indicate that providing the carrying amount and estimated fair value for each reporting unit where there is no indication of impairment provides competitive information about your businesses that could potentially impact competitive bidding in the event of any sale of any of your businesses. We continue to believe this type of information is relevant as it provides more forward looking insight into the potential for impairment charges in the future. We believe that this information could be provided in such a way to reduce any competitive concerns; for example, in future filings, please provide the fair value as a percentage of carrying value by reporting unit, for any reporting unit that is tested for impairment.

Response:	We will provide the fair value as a percentage of the carrying value by reporting unit when reporting units are tested for impairment. This information will be provided within MD&A at least annually for all reporting units and more frequently for reporting units for which a Step 2 analysis is performed. We will continue to provide this information until the business environment improves and indicators that the fair value of certain reporting units may be stressed no longer exist.

Note 14 – Shareholders’ Equity and Earnings per Common Share

Preferred Stock, page 163

5.	We note your response to prior comment 13 to our letter dated June 17, 2009 regarding the methodology and assumptions for valuing the preferred stock issued to the U.S. Treasury. It is still unclear to us why it is appropriate to assume the preferred stock is essentially perpetual in nature and thus use an eighty year life for the purposes of estimating the fair value of the Series N, Q and R preferred securities. Please tell us the following:

a.	Tell us why using the current market yield of the instrument most similar to the Series N, Q and R securities, would not be sufficient for the purpose of trying to capture the uncertainty in the marketplace about when the preferred shares would be redeemed, instead of also assuming that the preferred shares were essentially perpetual in nature.

Response:	Please see response to comment 5(b) below.

b.	Tell us the nature of any evidence obtained to support your assumption that market participant’s valuations would assume a perpetual life and not probable early redemptions at the call date.

Response:	Bank of America Corporation (“Bank of America” or the “Corporation”) issued three series of Fixed Rate Cumulative Perpetual Preferred Stock (“Series N, Q and R preferred stock”) with accompanying common stock warrants, to the U.S. Treasury in accordance with the Troubled Asset Relief Program (“TARP”). The Series N preferred stock was issued on October 28, 2008 pursuant to the Capital Purchase Program (“CPP”) and concurrently with seven other financial institutions. The Series Q preferred stock was issued on January 9, 2009, also pursuant to the CPP, but subsequent to the Corporation’s acquisition of Merrill Lynch & Co., Inc. (“Merrill Lynch”). The terms of the Series N and Q preferred stock were negotiated and announced concurrently in October 2008. In contrast, the terms of the Series R preferred stock, which was issued on January 16, 2009 pursuant to the Targeted Investment Program (“TIP”), were negotiated in January 2009.

In order to assign a book value to the preferred stock and the corresponding warrants, we estimated a fair value for each type of security separately, and then apportioned the total investment proportionately to the respective fair values in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (“the relative fair value method”). The difference between the initial book value and the redemption amounts of the preferred stock is being amortized over five years (Series N and Q) or ten years (Series R) consistent with the guidance in Staff Accounting Bulletin Topic 5.Q., Increasing Rate Preferred Stock.

These transactions were negotiated and announced in October 2008 and January 2009, at a time of unprecedented market turmoil. In our response letter dated July 24, 2009, we included a graph which illustrated both the extreme volatility and tremendous price declines followed by subsequent partial recoveries of similar preferred securities issued by Bank of America, Wells Fargo, Citi and JP Morgan from July 2008 to June 2009. Based on a review of that graph and the underlying data, prices ranged from the mid-twenties to the mid-eighties, and theoretically, depending on the facts and circumstances, a price within that range may be a reasonable estimate of fair value for the Series N, Q and R preferred stock. It is our view that these prices were reflective of a very high level of uncertainty in the marketplace. The fair value estimated by Bank of America for the Series N and Q preferred stock in October 2008 was approximately 65% of the redemption (par) value, and the fair value estimated for the Series R preferred stock in January 2009 was 53% of the redemption (par) value.

In a volatile market environment, more judgment is required when estimating the fair value of a financial instrument, especially when management must use observable market data from similar, but not identical, instruments as inputs into models. Although the Bank of America Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series M (“Series M preferred stock”) was the most similar outstanding preferred stock, its first call date was ten years in the future, as opposed to three years for the Series N and Q preferred stock. The terms of the Series R preferred stock provide that it cannot be called until the Series N and Q preferred stock has been redeemed. Since the price, but not the yield, is observable for a perpetual security, market convention uses the first call date as the redemption date in order to calculate yield, which is the method we used to estimate a yield based on Series M preferred stock. It does not necessarily imply that market participants anticipate a call at that time. An unlimited life (whereby eighty years was used as a proxy) in the model was an assumption that captured the uncertainty in the market, and resulted in the discount that the market appeared to be demanding. We believed this resulted in an appropriate valuation of the preferred stock.

Furthermore, although the unadjusted yield for a ten-year security with similar characteristics was considered a proxy for the yield of the Series N, Q and R preferred stock, it does not necessarily mean that the market participants are assuming redemption at the first call date in three years. At the time the fair values of the Series N, Q and R preferred stock were estimated, management made judgments about the inputs to the present value model. One of the judgments made was that, if these securities were hypothetically offered publicly at that time, market participants would not expect redemption in three years, and indeed might believe that the securities would be outstanding in perpetuity. This assumption was consistent with the market and investor concerns regarding nationalization of the banks. One indication that hypothetical market participants would not expect to receive par at the first call date was the wide disparity between a risk free rate and the implied market yields on the Series M preferred stock which were used in the estimation of fair value. The wide spread indicates that market participants were likely not expecting to receive par in three years. The yield on three year treasuries ranged between 1.88% and 2.11% from October 13 to October 15, 2008. By January 16, 2009, the three year treasuries were yielding 1.03%. As noted in our previous response letters, we determined that the market yield of the Series M preferred stock, assuming redemption in ten years, was 11.27% on October 14, 2008 and 15.05% on January 16, 2009. The 11.27% yield was used as the discount rate for the Series N and Q preferred stock, and the 15.05% yield was used as the discount rate for the Series R preferred stock in the discounted cash flow models.

Although we consider the use of an eighty year life (as a proxy for perpetuity) to be appropriate for all three series of preferred stock, there is additional corroborative evidence supporting that assumption for the Series R preferred stock. As noted above, the Series R preferred stock was issued pursuant to the TIP. In contrast to the CPP, the U.S. Treasury did not state publicly that TIP investments were being made to strong financial institutions in order to increase lending capabilities with the implication being that the recipients were stressed. The following excerpt of the U.S. Treasury’s January 2, 2009 press release announcing the TIP program is evidence of the information available to investors at the time:

The objective of this program is to foster financial market stability and thereby to strengthen the economy and protect American jobs, savings, and retirement security. In an environment of high volatility and severe financial market strains, the loss of confidence in a financial institution could result in significant market disruptions that threaten the financial strength of similarly situated financial institutions and thus impair broader financial markets and pose a threat to the overall economy. The resulting financial strains could threaten the viability of otherwise financially sound businesses, institutions, and municipalities, resulting in adverse spillovers on employment, output, and incomes.

Furthermore, another large financial institution (which ultimately converted a portion of its TARP funds to common stock) was the only other recipient of a TIP investment and the market perception appeared to be that Bank of America may be in a similar financial situation. The press and the public appeared to believe that the government was taking over banks deemed “too big to fail,” which stoked fears of nationalization. A January 14, 2009 article on Forbes.com, titled BofA, Citi May Need Another Slice of TARP, included a comment by an analyst that, “Given our economic outlook, it seems reasonable to consider that BofA may be the next ‘Citi.’” Although the Corporation’s management did not agree with these perceptions, for purposes of valuation we considered what hypothetical market participants’ perceptions may have been at that time.

We used market information available at the time that we adjusted where justified and in good faith estimated the fair value of the Series N, Q and R preferred stock. With the benefit of hindsight, it appears that Bank of America may indeed redeem these series of preferred stock sooner than market participants would have anticipated at the time of valuation. Subsequent events which were not foreseeable on the measurement dates included our additional equity issuances as well as the negative public perception of the TARP program recipients. Therefore, for comparison purposes, we have calculated the present value of the cash flows for the Series N, Q and R preferred stock assuming redemptions in three years (as requested in comment 5(d) below) and also assuming redemptions in five years. Five years is the period of time when the dividend yield for the Series N and Q preferred stock steps up and is consistent with our accretion schedule for the non-cash dividends for those securities. Additionally, we have calculated the present value of the cash flows for the Series R preferred stock assuming redemption in ten years, which is consistent with our accretion schedule for the non-cash dividends. The results of these present value (“PV”) calculations are as follows:

Dollars in billions	Series N	Series Q	Series R	Total

Discount rate used	11.27%	11.27%	15.05%

PV of 3 years of cash flows from the preferred stock (see also d. below)	$12.7	$8.5	$16.8	$38.0

PV of 5 years of cash flows from the preferred stock	$11.9	$7.9	$15.3	$35.1

PV of 10 years of cash flows from the preferred stock	N/A	N/A	$12.9	N/A

We have calculated these amounts to show the effect of using different assumptions for the redemption dates. However we do not believe the amounts above represented the fair values at the measurement dates.

c.	Tell us whether you have ever had perpetual preferred securities where you did not elect to redeem at the earliest possible contractual call date.

Response:	Bank of America has had perpetual preferred securities that management did not elect to redeem at the earliest possible contractual call date. Please refer to Appendix A for a list of these preferred and trust preferred securities.

d.	Tell us whether you would obtain a materially different valuation on the Series N, Q and R preferred securities if you assumed the probable early redemptions at the first call date.

Response:	We would not obtain a materially different book value for the Series N, Q and R preferred stock if we assumed the probable early redemptions at the first call date. Using these alternate valuation assumptions, the original aggregate book value of the Series N, Q and R preferred stock would have been $1.3 billion higher and the original aggregate book value of the associated warrants would have been $1.3 billion lower. This difference represents less than three percent of the $45 billion total book value assigned to TARP securities and less than one percent of Bank of America’s total shareholders’ equity of approximately $240 billion as of March 31, 2009 (the first reporting date after the issuance of all three series of preferred stock). A reclassification of book value between the preferred stock and the warrants would not affect our regulatory capital ratios (i.e., Tier 1 Capital Ratio and Total Capital Ratio). Additionally, a $1.3 billion increase in book value allocated to the preferred stock and a corresponding decrease in the book value assigned to the warrants would not have materially affected the ratios used by analysts and other market participants (i.e., Tangible Common Equity) nor the ratio currently used in conjunction with the Supervisory Capital Assessment Program, which is commonly known as the Stress Test (i.e., Tier 1 Common). At March 31, 2009, this reclassification would have reduced the Tangible Common Equity ratio of 3.13% by 6 basis points and reduced the Tier 1 Common Ratio of 4.49% by 8 basis points. Additionally, using the alternate valuation assumptions, the accretion of the deferred cash dividends would be lower by $45 million per quarter, which would result in a corresponding increase in net income available to common shareholders by the same amount. This increase would be mitigated by other factors as noted in Appendix A to our response letter dated July 24, 2009. As noted in that letter, in light of the unanticipated negative public perception of TARP program recipients, we have publicly stated our intention to redeem all of the TARP preferred securities as soon as possible, which would make any accretion differences irrelevant subsequent to redemption. If the Series N and Q preferred stock are redeemed within five years, or the Series R preferred stock is redeemed within ten years, the difference between book value and par will be immediately recognized, thereby reducing the net income available to common shareholders in the period of redemption. In conclusion, we do not believe the difference between the book values assigned to the Series N, Q and R preferred stock and corresponding warrants using our original assumptions versus the assumption that the preferred securities would be redeemed at the first call date would be material to our financial statements.

The calculations to support our conclusion that using the alternate valuation assumptions would not have materially affected our financial statements are as follows:

We calculated the present value of the cash flows from the Series N, Q and R preferred stock assuming early redemptions at the first call dates, which would represent a three-year life. As discussed above, we do not believe that these amounts represent the fair values of the preferred shares at the measurement dates in October 2008 and January 2009.

The table below summarizes the present value of the cash flows (“PV”) from the Series N, Q and R preferred stock and the corresponding book value (“BV”) that would have been allocated using the relative fair value method for the preferred stock and warrants of each of the three issuances using discount rates of 11.27% (Series N and Q) and 15.05% (Series R) and assuming early redemptions at the first call dates:

Dollars in billions	Series N	Series Q	Series R	Total

PV of 3 years of cash flows from the preferred stock	$12.7	$8.5	$16.8	$38.0
FV of warrants	$1.1	$0.7	$1.3	$3.1

Total	$13.8	$9.2	$18.1	$41.1

Ratios:
% of BV assigned to preferred stock	92.0%	92.4%	92.8%	92.4%
% of BV assigned to warrants	8.0%	7.6%	7.2%	7.6%

BV of preferred stock at issuance	$13.8	$9.2	$18.6	$41.6
BV of warrants at issuance	$1.2	$.8	$1.4	$3.4

Total BV	$15.0	$10.0	$20.0	$45.0

The table below summarizes the fair value and corresponding book value that was allocated using the relative fair value method for the preferred stock and warrants of each of the three issuances based on the fair values calculated by Bank of America originally using discount rates of 11.27% (Series N and Q) and 15.05% (Series R):

Dollars in billions	Series N	Series Q	Series R	Total

FV of preferred stock	$9.8	$6.5	$10.6	$26.9
FV of warrants	$1.1	$0.7	$1.3	$3.1

Total FV	$10.9	$7.2	$11.9	$30.0

FV Ratios:
% of BV assigned to preferred stock	89.9%	89.9%	89.1%	89.7%
% of BV assigned to warrants	10.1%	10.1%	10.9%	10.3%

BV of preferred stock at issuance	$13.5	$9.0	$17.8	$40.3
BV of warrants at issuance	$1.5	$1.0	$2.2	$4.7

Total BV	$15.0	$10.0	$20.0	$45.0

The discounts (i.e., the difference between the liquidation preferences and the book values at inception) on the Series N, Q and R preferred stock accrete as a monthly non-cash deferred dividend from the date of issuance over five (Series N and Q)1 or ten (Series R) 1 years. The table below shows the difference between using the alternate valuation assumptions suggested (i.e., present value of the cash flows until the first call dates) and the fair value calculations originally used by Bank of America:

Dollars in billions, except as noted	Series N	Series Q	Series R	Total

Discount at inception per Bank of America	$1.5	$1.0	$2.2	$4.7
Discount at inception assuming redemption after three years	$1.2	$0.8	$1.4	$3.4

Difference	$0.3	$0.2	$0.8	$1.3

Difference as a % of total BV	2%	2%	4%	3%

Assumed Life of warrants[1]	5 years	5 years	10 years

Difference in quarterly non-cash accretion	$15 million	$9 million	$21 million	$45 million

[1] The Series N and Q preferred stock are assumed to have a five year life because after five years the dividend will increase from 5% to 9% which results in an incentive to redeem the shares at that time. The Series R preferred stock has a ten year life because the dividend yield is constant at 8%.

The differences between the book values that would have been assigned to Series N, Q and R preferred stock had we used an assumption of a three-year life and the book values that were assigned using the estimated fair values represent four percent or less of the total book value of each issuance. Additionally, based on Bank of America’s total shareholders’ equity as of March 31, 2009 of approximately $240 billion, we do not believe these differences are material. Furthermore, if we had assumed redemption after five or ten years the difference would be even smaller, particularly for the Series R preferred stock. Using the alternate assumptions (i.e., redemption of preferred shares in three years) would increase net income available to common shareholders by $45 million per quarter.

We believe that assuming redemption after eighty years (as a proxy for perpetuity) was a reasonable and appropriate input in the valuation models used which resulted in an appropriate estimate of fair value. Nevertheless, assuming earlier redemption dates would not have materially changed the book values assigned to the Series N, Q and R preferred stock and the associated warrants nor would it have materially changed the net income available to common shareholders.

Form 10-Q for the period ended March 31, 2009

Note 10- Goodwill and Intangible Assets, page 43

6.	We note your response to prior comment 15 to our letter dated June 17, 2009. It is still unclear to us how you concluded that it was not necessary to test additional reporting units for impairment as of March 31, 2009 in light of your $23 billion decline in market capitalization from December 31, 2008, and the fact that the only two reporting units tested as of March 31, 2009 actually increased by $6.7 billion during this period, thus not appearing to explain any of the cause of the drop in market capitalization. Your response provides extremely high level factors that you believe contributed to the decline in the market capitalization, but it is unclear how these factors overcome the presumption that additional reporting units should be tested for impairment. In this regard, it is unclear when several of your other reporting units would ever have triggers for impairment testing. For each of the other reporting units that you did not perform impairment testing as of March 31, 2009, please tell us whether the monthly or quarterly earnings at those reporting units was increasing or decreasing and whether any significant asset write-downs occurred.

Response:	As disclosed in our Form 10-K for the Fiscal Year Ended December 31, 2008 and our Forms 10-Q for the Periods Ended March 31, 2009 and June 30, 2009, we performed Step 2 impairment analyses either because a reporting unit failed the Step 1 analysis (MHEIS as of December 31, 2008) or based upon the specific market conditions impacting the consumer credit business (Card Services as of December 31, 2008 and both Home Loans & Insurance and Card Services in 2009). We did not note any specific events or circumstances as defined by paragraph 28 of FAS 142 that would indicate the fair value of the other individual reporting units were below their respective carrying amounts. We completed the Step 2 analyses on Home Loans & Insurance and Card Services as of March 31, 2009 to further substantiate the value of the Corporation’s goodwill balance.

As we considered the possible underlying reasons for the volatility in the Corporation’s market capitalization, we did not believe that the fair value of the individual reporting units declined. As previously described, we believe the changes in the Corporation’s market capitalization were being driven by market reactions to “fear and uncertainty,” the impacts of the Merrill Lynch acquisition and additional preferred stock and warrants issued to the U.S. Treasury, and the overall negative investor sentiment to the financial services industry resulting from the media frenzy. Note that during the first quarter of 2009, all of our other reporting units (excluding MHEIS and Card Services) were profitable (inclusive of any asset write-downs) with the exception of Columbia Management, which had a very small loss. This supported our judgment that a goodwill impairment analysis was not required for such reporting units as of March 31, 2009. Additionally, we note that the reporting units that we had not tested continued to be profitable during the second quarter of 2009.

The table below indicates the quarterly earnings at each reporting unit for the quarters ended June 30, 2009, March 31, 2009 and December 31, 2008:

	6/30/2009	3/31/2009	12/31/2008
Dollars in millions
Deposits and Student Lending	$505	$601	$1,591
Card Services	(1,618)	(1,876)	43
Home Loans &Insurance (formerly MHEIS)	(725)	(498)	(684)
Global Wealth & Investment Management
US Trust	67	92	189
Columbia Management	72	(53)	(67)
ML Global Wealth Management (formerly PB&I)	283	478	407
Global Banking (includes Business Lending and Treasury Services)	2,487	172	1,110
Global Markets (formerly CMAS)	1,377	2,435	(3,640)

Based on the segment and business unit presentation as of June 30, 2009, which did not differ materially from the presentation at March 31, 2009.

As a result of the above, our judgment was that a goodwill impairment analysis should be conducted for MHEIS (now called Home Loans & Insurance) and Card Services as of March 31, 2009, given the continued stress that those reporting units were experiencing, but not for the other reporting units.

7.	We have reviewed the supplemental information provided as part of Exhibit A and have the following general questions on the information provided:

a.	Tell us how the fair value ranges were selected for each reporting unit. Additionally, please tell us which value indication was used in your Step 2 goodwill impairment calculation for the Card Services and Consumer Real Estate reporting units.

Response:	The Step 1 fair values for each reporting unit were calculated by the independent valuation experts as presented in the detail exhibits of the supplemental information provided in Exhibit A to our response letter dated July 24, 2009. The fair value ranges around the calculated values were then selected based on discussion with the independent valuation experts. Based on a review of the fair value ranges, the fair values at the low end of the range exceeded the carrying amounts for all reporting units except for Card Services and Consumer Real Estate (“CRE”) where we performed Step 2 of the goodwill impairment test.

The fair value ranges for Business Lending, Treasury Services and Deposits & Student Lending were determined at +/-5% from the calculated fair value. This approach was deemed reasonable given the low standard deviation in earnings multiples for the comparable companies and the homogeneous nature of the comparable companies for these reporting units. Note that the fair value of these reporting units was updated as shown in Exhibit C in the supplemental information to our response letter dated July 24, 2009. The fair value range based upon the updated fair values was not recalculated in that exhibit.

Rule 83 confidential treatment request made by Bank of America Corporation

The fair value ranges for CMAS, U.S. Trust, Columbia Management and Premier Banking & Investments (“PB&I”) were based on reasonably possible high and low control premiums (+/- 5%) for the respective reporting units The control premium selected for these reporting units was [*** Redacted ***]. It should be noted that if we had determined the fair value range at +/-5% from the calculated fair value similarly to the approach described in the paragraph above, the results would have still indicated that these reporting units pass Step 1.

The fair value range for CRE was determined in a similar manner, however the control premium range was expanded by [*** Redacted ***]. As described in our response to comment 11 in our response letter dated July 24, 2009, we concluded that the downturn in this reporting unit’s market value warranted expanding the control premium range as a potential buyer would be willing to pay a premium based on a depressed price in the dislocated market at the time. However, we concluded that a downward adjustment was also prudent as the valuation was computed based on normalized net income since CRE was reporting a net loss as of the valuation date.

In computing the fair value low and high range for Card Services, in addition to the control premium being adjusted +/-5% as noted above, the high end of the range was computed using normalized 2009 forecasted earnings whereas the low end of the range was computed using non-normalized 2009 forecasted earnings. The earnings utilized in these computations are further discussed in our response to comment 10 below.

[*** Redacted ***] These were the Step 1 calculated fair values of the reporting units as indicated in Exhibit 6.4 and Exhibit 4.4 of the supplemental information provided in Exhibit A to our response letter dated July 24, 2009.

b.	Please explain the balance sheet data provided for Business Lending, Deposits & Student Lending and Premier Bank & Investments, including the significant differences between the reporting units’ assets and liabilities. Please refer to Exhibit 2.1 for one example of the balance sheet data that we would like to be analyzed.

Response:	The balance sheets of these reporting units are not balanced by design because they reflect our use of a central Corporate Treasury function to manage the overall liquidity needs of the Corporation. While there are exceptions, as a general guideline, assets directly attributable to customers of a reporting unit are recorded in that reporting unit; commercial and corporate deposit liabilities are recorded in Treasury Services; consumer and small business banking deposits are recorded in D&SL; and the corporate investment portfolio and general corporate liabilities are recorded in Corporate Treasury, which is reported within the Other reporting unit. Premier Banking & Investments (“PB&I”) and U.S. Trust are slightly different in that both loans and deposits of their customers are shown on their balance sheets. In addition to the assets and liabilities that are directly attributable to the reporting units (i.e., the asset is directly employed in or the liability relates to the operations of a reporting unit) allocations of certain other corporate assets and liabilities are made to each reporting unit. We believe that these allocated assets and liabilities would be considered by market participants in determining the fair value of the reporting units.

Interest income and expense generated by Corporate Treasury is allocated to each reporting unit by an internal funds transfer pricing (“FTP”) process. This process considers the duration and repricing frequency of assets held on a reporting unit’s balance sheet, estimates the cost of funding those assets at the corporation’s wholesale borrowing rate, and charges the expense to the reporting unit as an internal FTP charge. Similarly, the reporting units that hold deposits receive an internal FTP credit which is also based on re-pricing characteristics and the corporation’s wholesale borrowing rate. This process is designed to remove interest rate risk, which is managed centrally, from the reported results of the various reporting units and to create a uniform measurement of profitability.

The principal assets on the balance sheet of Business Lending (“BL”), shown in Exhibit 2.1 of the supplemental information provided in Exhibit A to our response letter dated July 24, 2009, are $323 billion of commercial loans, commercial real estate loans, leases made to commercial and corporate customers and goodwill. Other non-earnings assets of $7 billion include various items such as accrued interest receivable, customer acceptances, and foreclosed real estate. The $275 million of deposit liabilities on the balance sheet represent deposits generated by customers of the commercial leasing line of business, which are recorded in BL as an exception to the general rule for commercial deposits.

The principal assets of D&SL, shown in Exhibit 7.1 of the supplemental information provided in Exhibit A to our response letter dated July 24, 2009, are student and small business banking loans of $16 billion and goodwill of $14 billion. Allocated balances totaling $7 billion include cash and cash equivalents, which are assigned to D&SL based on customer deposit account activity, and cash held in banking centers, vaults and ATMs. The principal liabilities are $386 billion of consumer and small business banking deposits. The DS&L balance sheet in Exhibit 7.1 does not reflect $358 billion of additional assets that were subsequently allocated to match liabilities (i.e., deposits) from the central Corporate treasury function. These additional allocated assets reflect the funds provided by DS&L deposits that are used elsewhere in the Corporation. DS&L is credited with income on these allocated balances through the FTP process.

The principal assets of PB&I, shown on Exhibit 8.1 of the supplemental information provided in Exhibit A to our response letter dated July 24, 2009, are $36 billion of loans to PB&I customers, principally non-conforming mortgages and home equity loans and goodwill of $3 billion. The PB&I customer segment generally represents affluent individuals with significant levels of investable assets, short and medium term liquidity needs represented in the form of deposit products, along with borrowing needs mainly in the form of first mortgages and home equity loans. The principal liabilities of PB&I are $128 billion of deposits generated by PB&I customers. The relatively large amount of deposits as compared to loans comes from the affluence of this specific customer segment and is reflective of their greater need for investments and deposit solutions rather than lending products. In addition, most conforming loans originated in PB&I are packaged and sold in the secondary market.

Rule 83 confidential treatment request made by Bank of America Corporation

c.	We note that amount disclosed in the supplemental information for total economic capital as of October 31, 2008. Please tell us how this amount compares to total shareholders’ equity as of October 31, 2008.

Response:	The total economic capital used in the goodwill impairment analysis compares to total shareholders’ equity as of October 31, 2008 as follows:

[*** Redacted ***]

Average economic capital is used for the goodwill impairment analysis, which is consistent with the format and calculation provided to the public, the regulatory authorities and the Board of Directors (as noted in the response to comment 1 above).

8.	We have reviewed the supplemental information provided as part of Exhibit A and have the following questions related to the Capital Markets and Advisory Services (CMAS) valuation performed:

a.	Tell us how the “normalized” trailing twelve months of earnings data was estimated and why you believe it is appropriate to use in the valuation of this reporting unit.

Response:	Due to the dislocated market conditions experienced since the fourth quarter of 2007, we did not attempt to estimate a normalized trailing twelve months of earnings for CMAS. The reference to “TTM” (trailing twelve months) earnings on Exhibit 3.2 of the supplemental information provided in Exhibit A to our response letter dated July 24, 2009 represents the results of operations for CMAS for the year ended October 31, 2008. However, as shown on Exhibit 3.4, [*** Redacted ***]. This estimate was based on our 2009 internal forecasts exclusive of any net income expected to be generated by the acquisition of Merrill Lynch.

Rule 83 confidential treatment request made by Bank of America Corporation

We believe this approach is appropriate for CMAS given historical trailing earnings were skewed by the unusual and extreme market dislocations during that period of time. Trailing earnings were not considered indicative of the then current market conditions and operating results of the CMAS reporting unit or the underlying value of the business. In our view and consistent with discussions with our independent valuation experts, use of projected earnings is consistent with how market participants would value the business in similar market conditions.

b.	Tell us whether a similar normalization calculation for the trailing twelve months of earnings was prepared for the comparable companies when calculating the price-to-earnings multiples. If so, please tell us how this was estimated and if not, please explain why not.

Response:	We did not attempt to project 2009 earnings for the comparable companies. However, as discussed below and in our response to comment 3 above, we used an earnings multiple of [*** Redacted ***] that we believe is extremely conservative and is below historical norms. This earnings multiple is derived from the lower quartile of earnings multiples for the comparable companies, to which we applied a discount of [*** Redacted ***] to take into account the timing for a return to a normal level of profitability. Based upon discussions with our independent valuation experts, it is customary to discount the earnings multiples selected to account for the time needed to achieve the normalized level of earnings under the market approach.

Based on a review of the historic earnings multiples of the comparable companies, we noted that the selected earnings multiple of [*** Redacted ***], before discounting, approximated the average minimum earnings multiple of the comparable companies for the eight years ending October 31, 2007. In addition, we gave equal weighting to book and tangible capital multiples given the impact of the current market conditions on the earnings multiples. We believe that this approach resulted in a reasonable estimate of fair value and is consistent with the way a market participant would estimate fair value in similar market conditions.

c.	Given the range of comparable price-to-earnings multiples and the limited number of comparable multiples to choose from, please tell us how you ultimately chose the multiple used.

Response:	For the four comparable companies with positive earnings, earnings mutliples ranged from 4.77 to 46.80. In a normal market, neither end of this range would be considered a reasonable multiple with which to estimate the value of a long-term investment in a business that is a going concern. A company with extremely low earnings but good prospects for the future may temporarily have a high earnings multiple. A company with solid earnings but an unusually low market price may temporarily have a low earnings multiple. Given the high standard deviation in the earnings multiples of the comparable companies, we chose the lower quartile earnings multiple. Additionally, while we believe the earnings multiple is often the most meaningful valuation metric, especially for an entity that is not heavily balance-sheet dependent, we gave equal weighting to the tangible capital and book capital multiples to compensate for the high standard deviation in the earnings multiples of the comparable companies.

Rule 83 confidential treatment request made by Bank of America Corporation

If we had discarded the high and low multiples, we would have been left with two multiples in the analysis, 11.94 and 20.85, with an average of 16.40. As previously noted, we used an earnings multiple of only [*** Redacted ***] to value CMAS, which we believe was conservative in light of the then current market conditions.

9.	We have reviewed the supplemental information provided as part of Exhibit A and have the following questions related to the Consumer Real Estate valuation performed:

a.	Tell us how the “normalized” trailing twelve months of earnings data was estimated and why you believe it is appropriate to use in the valuation of this reporting unit.

Response:	The “normalized” trailing twelve months of earnings was estimated by adjusting the actual trailing twelve months of earnings by replacing the actual provision for credit losses with a “normalized” provision for credit losses. Our estimate of the “normalized” provision is meant to represent a through the credit cycle level of provision. [*** Redacted ***] Based on discussion with our independent valuation experts, we determined that it would be appropriate to normalize the reporting unit’s earnings and use a normalized provision for credit losses. This is a standard valuation practice under the market approach for reporting units with negative earnings. We believe that a market participant would use a similar approach to value the reporting unit. The “normalized” provision for credit losses was [*** Redacted ***] and was calculated based on total assets of the reporting unit as of October 31, 2008 of [*** Redacted ***] and the weighted average percentage ratio of the provision to total assets for 2005, 2006 and 2007 of [*** Redacted ***]. We determined that this estimate was appropriate given the information available at the time this valuation was performed. As the magnitude of the depth and span of this credit cycle has become evident, we have updated the estimate in later valuations to include information about the provision to total assets ratio to include five years of data (i.e., 2004 to 2008).

b.	Tell us whether a similar normalization calculation for the trailing twelve months of earnings was prepared for the comparable companies when calculating the price-to-earnings multiples. If so, please tell us how this was estimated and if not, please explain why not.

Response:	A similar normalization calculation for the trailing twelve months of earnings was not prepared for the comparable companies, however as further explained below we applied a discount factor to the selected earnings multiple in order to account for the time we expect the reporting unit to return to the normalized provision level.

Rule 83 confidential treatment request made by Bank of America Corporation

Based on a review of the historical earnings multiples for the comparable companies, we noted that the selected multiple is within the historical range. As shown in Exhibit 4.4 of the supplemental information provided in Exhibit A to our response letter dated July 24, 2009, the earnings multiple selected for Group I was the maximum multiple of [*** Redacted ***].

Consumer Real Estate
		Market Capitalization to Earnings								8 Year Average
Ticker	Company	10/31/2007	10/31/2006	10/31/2005	10/31/2004	10/31/2003	10/31/2002	10/31/2001	10/31/2000
NLY	Annaly Capital Management, Inc.	NA	NA	7.6	9.4	8.3	7.0	14.1	7.1	8.9
CIM	Chimera Investment Corporation	NA	NA	NA	NA	NA	NA	NA	NA	NA
DX	Dynex Capital Inc.	10.8	23.5	3.6	NA	NA	NA	NA	NA	12.6
WFC	Wells Fargo & Company	12.9	14.8	13.5	14.7	15.6	16.8	20.1	18.4	15.9
JPM	JPMorgan Chase & Co.	9.4	13.0	17.2	29.5	16.4	24.1	25.7	6.8	17.8
C	Citigroup, Inc.	11.2	10.6	10.1	13.9	15.8	11.2	18.1	16.1	13.4
STI	SunTrust Banks, Inc.	11.9	13.5	13.6	17.3	14.2	12.9	12.8	10.4	13.3

	Maximum	12.9	23.5	17.2	29.5	16.4	24.1	25.7	18.4	21.0
	Average	11.2	15.1	10.9	17.0	14.1	14.4	18.2	11.8	14.1
	Median	11.2	13.5	11.8	14.7	15.6	12.9	18.1	10.4	13.5
	Minimum	9.4	10.6	3.6	9.4	8.3	7.0	12.8	6.8	8.5
[***Redacted***]

[*** Redacted ***] Based on discussions with our independent valuation experts, it is customary to discount the earnings multiples selected to account for the time needed to achieve the normalized level of earnings under the market approach. We believe that a market participant would use a similar approach to value this reporting unit.

10.	We have reviewed the supplemental information provided as part of Exhibit A and have the following questions related to the Treasury Services valuation performed:

a.	Please provide a detailed description of this reporting unit’s operations.

Response:	Treasury Services provides integrated working capital management and treasury solutions to clients worldwide through our network of proprietary offices and special clearing arrangements. Treasury Services’ clients include multinationals, middle-market companies, correspondent banks, commercial real estate firms and governments. Treasury Services’ products and services include treasury management, trade finance, foreign exchange, short-term credit facilities and short-term investing options.

Net interest income is derived from the investment of cash generated by interest-bearing and non-interest bearing deposits, sweep investments, and other liability management products provided to the Corporation’s commercial and corporate banking customers. Deposit products provide a relatively stable source of funding and liquidity for the Corporation. Interest income and expense is allocated to Treasury Services using our FTP process which takes into account the interest rates and maturity characteristics of the deposits. Noninterest income is generated from payment and receipt products, merchant services, wholesale card products, and trade services and is comprised largely of service charges which are net of market-based earnings credit rates applied against noninterest-bearing deposits.

b.	Please provide a detailed description of this reporting unit’s “other non-earning” assets shown on Exhibit 5.1 of the report.

Response:	The balance sheet of Treasury Services reflects our use of a central Corporate Treasury function to manage the overall liquidity needs of the Corporation. Deposits of commercial and corporate banking clients are recorded in the Treasury Services reporting unit. “Other non-earning” assets on the Treasury Services balance sheet represent the assets of the reporting unit allocated via the FTP process, resulting from the other segments’ use of funds provided by Treasury Services’ deposits. Since the assets were allocated, they were presented in this report as “non-earning”, although the reporting unit is credited with income through the Corporation’s FTP process. These are “non-earning” assets from an enterprise perspective but interest income is allocated to Treasury Services using the FTP methodology as further described in our response to comment 7(b) above. The methodology used to allocate assets or liabilities to reporting units is consistently applied.

c.	Tell us why you selected a multiple based on a comparison of return on average assets (ROAA) and return on average equity (ROAE) given the amount of income of this reporting unit that is based on service and other non-interest income.

Response:	We acknowledge that a significant portion, approximately half, of Treasury Services’ total revenue is comprised of noninterest income, which requires a smaller balance sheet than is required to generate interest income. However, economic capital is driven principally by risk, not sheer size or volume. Given that the assets of Treasury Services are inherently risk-free, based on the nature of these assets as described above, the size of its balance sheet will not significantly affect the amount of economic capital attributed to it. Accordingly, we concluded that ROAE multiples should be the principal driver when determining which earnings multiples should be selected.

Rule 83 confidential treatment request made by Bank of America Corporation

The multiples were selected based primarily on a comparison of the Treasury Services reporting unit’s financial metrics, including ROAA and ROAE, to those of the comparable companies. In our subjective analysis, we weighted ROAE more heavily.

[*** Redacted ***]

d.	Tell us how you selected the comparable companies for this reporting unit.

Response:	Consistent with our impairment analysis process for all reporting units, we attempt to select samples of public companies with similar business models, market share, or operating characteristics to provide market comparables. For Treasury Services, given the nature of their operations, we selected comparable financial institutions with the highest ratio of commercial loans to total loans and total assets exceeding $10 billion. Our goal was to assemble a representative sample of banks that primarily conduct business-to-business operations rather than retail operations.

11.	We have reviewed the supplemental information provided as part of Exhibit A and have the following questions related to the Card Services valuation performed:

a.	Tell us how the “normalized” trailing twelve months of earnings data was estimated and why you believe it is appropriate to use in the valuation of this reporting unit.

Response:	In the valuation of the reporting unit for Card Services, two earnings values were utilized in computing the fair values. The heading in Exhibit A of the supplemental information to our response letter dated July 24, 2009 incorrectly notes normalized trailing twelve months as of October 31, 2008. Rather, the [*** Redacted ***] amount represents Card Services’ forecasted twelve months earnings ending September 30, 2009 with a normalized provision expense determined when the October 31, 2008 goodwill impairment analysis was performed. The normalized provision incorporated was consistent with historical loss levels which we believe were more reflective of losses through the economic cycle. The [*** Redacted ***] amount was incorporated into the fair value calculation of Card Services for the fair value of equity utilized in Step 1 and Step 2 of the goodwill analysis as well as in the calculation of the high end of the fair value range. As noted in our response to comment 7 above, the low end of the fair value range incorporated Card Services’ forecasted net income for the twelve months ended December 31, 2009 with no normalization for provision expense [*** Redacted ***], reflecting the expected higher losses as a result of a downturn in the economy. Based on discussions with our independent valuation experts, we determined that it would be appropriate to use forecasted earnings as we believed the trailing twelve months was not indicative of the sustainable future earnings level of Card Services. In addition, due to what we believed to be unusually higher credit losses as a result of the economic downturn and forecasted recession, we believed it was appropriate to incorporate a provision that reflected a more steady state of credit losses that we would expect to experience through the economic cycle.

Rule 83 confidential treatment request made by Bank of America Corporation

b.	Tell us whether a similar normalization calculation for the trailing twelve months of earnings was prepared for the comparable companies when calculating the price-to-earnings multiples. If so, please tell us how this was estimated and if not, please explain why not.

Response:	A similar methodology for computing earnings as noted above was not prepared for the comparable companies when calculating the earnings multiples. However, as discussed in more detail in our response to comment 11 (c) below, we applied a discount factor to the selected earnings multiple in order to account for the time period we believed would be needed before achieving the forecasted, sustainable earnings level for Card Services. In addition, as noted in previous responses, based on discussions with our independent valuation experts, we believe it is customary to discount the earnings multiples selected to account for the time needed to achieve the normalized and forecasted level of earnings under the market approach. We believe that a market participant would use a similar approach to value this reporting unit.

Based upon a review of the historic earnings multiples of the comparable companies, we noted that the derived earnings multiples fell within a reasonable historical range and thus did not warrant a similar earnings normalization methodology. As indicated in the table below, the eight year average multiples, where available, were also within a reasonable range from the October 31, 2008 period end multiples.

Card Services
Ticker	Company	Market Capitalization to Earnings								8 Year Average
		10/31/2007	10/31/2006	10/31/2005	10/31/2004	10/31/2003	10/31/2002	10/31/2001	10/31/2000
AXP	American Express Company	17.4	19.7	15.9	20.3	20.7	21.1	23.0	29.2	20.9
DFS	Discover Financial Services	11.1	NA	NA	NA	NA	NA	NA	NA	11.1
COF	Capital One Financial Corp.	14.6	10.5	11.8	11.0	12.4	8.1	14.7	28.1	13.9

	Maximum	17.4	19.7	15.9	20.3	20.7	21.1	23.0	29.2	20.9
	Average	14.3	15.1	13.8	15.7	16.6	14.6	18.9	28.7	17.2
	Median	14.6	15.1	13.8	15.7	16.6	14.6	18.9	28.7	17.2
	Minimum	11.1	10.5	11.8	11.0	12.4	8.1	14.7	28.1	13.5

[***Redacted***]

c.	Please clarify whether the selected multiples are based on the median of the comparable companies or based on the maximum multiples with a discount and explain how you determined the selected multiple was appropriate. Furthermore, if a discount was applied to the comparable company multiples, please explain how the discount was determined.

Response:	The maximum multiples were selected given the size, scale and market share of the Card Services reporting unit compared to the comparable companies. In addition, the maximum multiples were discounted [*** Redacted ***] which was determined using a [*** Redacted ***] and a target for reaching more normalized earnings in 2010. This methodology is discussed further in our response to comment 9 above. We would also note that the effect of using a [*** Redacted ***] discount on the multiples resulted in a multiple that was in line with the median multiple of the comparable companies. We believe this provides for a more conservative estimate of value given the size and breadth of Card Services’ operations compared to the comparable companies.

Rule 83 confidential treatment request made by Bank of America Corporation

d.	Tell us how the low end of the value range was estimated on Exhibit 1.0 and tell us what equity value indication was utilized in your Step 2 impairment analysis.

Response:	As noted in our responses to comments 7 and 10(a) above, the low end of the fair value range for Card Services was calculated using the forecasted net income for the twelve months ended December 31, 2009 with no normalization for provision expense [*** Redacted ***] and also by adjusting the base [*** Redacted ***] control premium downward by 5%.

The equity value utilized in the Card Services Step 2 impairment analysis was [*** Redacted ***] which was the equity value calculated in the Step 1 impairment analysis.

12.	We have reviewed the supplemental information provided as part of Exhibit A for the Deposits and Student Lending valuation performed. Please tell us how you selected and determined the weighting of the two value indications used in the analysis was appropriate in light of the fact that a different weighting may have led to a different conclusion on the results of Step 1 of the goodwill impairment test.

Response:	As we noted in our response to comment 5 in our response letter dated July 24, 2009, we further refined the process of fair value estimation for certain reporting units by challenging and modifying certain assumptions and analyses in order to improve the accuracy of the fair value estimation models. As it relates to D&SL and Treasury Services, we noted after the receipt of the valuation report dated April 6, 2009 that D&SL fair values appeared relatively low and the Treasury Services fair values appeared slightly high based on our knowledge of the businesses within these reporting units and the values of the tangible and intangible assets (identified and internally created intangibles not recognized). As a result, we believed an equal weighting across all multiples would better reflect a more realistic market participant view of the fair values. A similar equal weighting across all multiples was used as well with the CMAS reporting unit. Whether using the multiple weighting assumptions noted in the valuation report included as Exhibit A to our response letter dated July 24, 2009 or the updated multiple weighting assumptions noted in Exhibit C, to our response letter dated July 24, 2009, both reporting units pass Step 1 of the goodwill impairment test. We note that regardless of the mix of the multiples weighting, the Treasury Services reporting unit would have passed Step 1 in all scenarios. For D&SL, the only scenarios where this reporting unit would have failed Step 1 would be when a 100% weighting is applied to the tangible capital multiple or scenarios where the weighting to tangible capital was much greater than the weightings assigned to the price-to-earnings or book-to-capital multiples. We do not believe these scenarios would have calculated a representative fair value based on our knowledge of the profitable businesses within D&SL. In addition, we note that these scenarios would not be in line with the fair values historically calculated under the income approach in our annual goodwill impairment analyses for D&SL, which resulted in much higher values as compared to these scenarios.

Rule 83 confidential treatment request made by Bank of America Corporation

13.	We have reviewed the supplemental information provided as part of Exhibit A for the Premier Banking & Investments valuation performed. Please provide us with additional detail of the “ALM/Other” column on Exhibit 8.2 of the report.

Response:	The ALM / Other column on Exhibit 8.2 of the supplemental information provided in Exhibit A to our response letter dated July 24, 2009, reflects the allocation of certain Global Wealth & Investment Management (“GWIM”) activities and results that relate to the operations of multiple reporting units, PB&I, U.S. Trust, and Columbia Management, including the asset / liability management process and certain technology and administrative support functions. The allocation to the individual GWIM reporting units is based upon the relative net income of the reporting units. Net interest income primarily includes residual net income from certain asset / liability management activities performed centrally and allocated to reporting units under our FTP process. As discussed further in our response to comment 7 above, the PB&I reporting unit generates significant levels of investable assets from its affluent customer base and the affluent customers’ need for investments and deposit solutions rather than lending products. Noninterest expense includes expenses related to personnel costs and other administrative costs not directly related to GWIM’s three reporting units. The allocation methodology is consistently applied across the reporting units.

14.	We have reviewed the supplemental information provided as part of Exhibit A for the US Trust valuation performed. Please explain your basis for the multiples selected for this reporting unit compared to the selected multiples for the Premier Banking & Investments (it was noted that the same comparable companies were used to value these two reporting units). Specifically, please elaborate on any quantitative analysis (including analysis of financial ratios) and qualitative analysis that was performed.

Response:	We selected the upper quartile multiples for U.S. Trust despite its below median ROAA and ROAE as compared to the comparable companies based on its standing as one of the premier wealth management businesses in the country. Its reputation provides stability in earnings that should be reflected in higher earnings multiples. U.S. Trust services approximately 95,000 relationships and provides investment management, trust and brokerage services; deposit products to meet liquidity needs; and credit products including custom credit, mortgages and home equity loans and lines of credit. U.S. Trust’s target clients are high and ultra high net worth clients with greater than $3 million in investable assets. Further, U.S. Trust’s credit losses historically and during the period under consideration have been minimal (typically under [*** Redacted ***] charge-off ratio in 2008 vs. [*** Redacted ***] for all consumer loans in 2008).

We selected the median multiples for PB&I given the reporting unit’s below median ROAA and above median ROAE as compared to the comparable companies. The PB&I client segment generally represents affluent individuals with investable assets of $250 thousand or greater, short and medium term liquidity needs represented in the form of deposit products, along with borrowing needs mainly in the form of first mortgages and home equity loans. Further, PB&I’s credit loss historically and during the period under consideration have been lower than typical consumer loan losses (approximately [*** Redacted ***] charge-off ratio in 2008 vs. [*** Redacted ***] for all consumer loans in 2008).

We would also add that, had we used the minimum earnings multiple for either reporting unit, the calculated fair value of that have unit would have been greater than economic capital and, accordingly both reporting units would have passed Step 1 of the goodwill impairment analysis.

Form 10-Q for the period ended June 30, 2009

Consolidated Statements of Income, page 3

15.	Considering the significance of your credit related impairment losses, please revise your future filings to present total other than temporary impairment losses on the face of the income statement with an offset for the portion of losses recognized in other comprehensive income. Refer to paragraphs 35-36 of FSP FAS 115-2.

Response:	In future filings, we will present total other than temporary impairment losses on debt securities on the face of the income statement with an offset for the portion of the losses recognized in other comprehensive income.

Note 8 – Securitizations

Credit Card Securitizations, page 36

16.	We note your disclosure about the actions you took to address the recent decline in excess spread in your U.S. credit card securitization trust, including the trust’s issuance of additional subordinated securities (Class D security) with zero stated rate of interest to you, and the decision for you to transfer “discount receivables” to the trust for a stated period of time. Your disclosure states that the transfer of “discount receivables” to the trust was permitted by the transaction documents. Please tell us how you concluded that these actions did not invalidate qualifying SPE status of your credit card securitization trust, and in particular paragraph 35(b) and the requirement that the QSPE’s permitted activities be both significantly limited and be entirely specified in the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds.

Response:	With the U.S. credit card securitization trust’s (the “Trust”) issuance of the Class D security (“Class D”) and the decision we made to designate a percentage of future principal receivables to be “Discount Option Receivables”, we considered whether these actions would adversely impact the trust’s status as a qualified special purpose entity (“QSPE”) under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). Paragraph 35 of SFAS 140 specifies the conditions that must be met in order for a trust to be a QSPE, and specifically Paragraph 35(b) states that a QSPE’s “permitted activities (1) are significantly limited, (2) were entirely specified in the legal documents that established the SPE or created the beneficial interest in the transferred assets that it holds.” In evaluating the issuance of the Class D and the designation of the Discount Option Receivables, both of these criteria were reviewed and we concluded that these actions did not preclude the Trust from continuing to be classified as a QSPE.

Discount Option Receivables

With respect to the designation of Discount Option Receivables, we note that Section 2.08 of the Second Amended and Restated Pooling and Servicing Agreement dated October 20, 2006 (the “PSA”), which was one of the agreements between BA Credit Card Funding, LLC (“Funding” or the “Transferor”), FIA Card Services, National Association (as Servicer), and The Bank of New York (as the Trustee) that established and governs the Trust and its operations, specifically provides for the designation of principal receivables in the Trust to become Discount Option Receivables:

Section 2.08 Discount Option The Transferor may at any time, upon at least 30 days prior written notice to the Servicer, the Trustee, each Credit Enhancement Provider and each Rating Agency, designate a percentage, which may be a fixed percentage or a variable percentage based on a formula (the “Discounted Percentage”), of the amount of Principal Receivables arising in all of the Accounts to be treated on and after such designation, or for the period specified, as Discount Option Receivables; provided, however, that no such designation shall become effective on the date specified in the written notice unless the following conditions have been satisfied:

(i)	the designation of Discount Option Receivables shall not, in the reasonable belief of the Transferor, cause a Pay Out Event to occur or cause an event which with notice or the lapse of time or both would constitute a Pay Out Event;

(ii)	on or before the date specified in the written notice, the Transferor shall have received written confirmation from each Rating Agency that such designation will not result in a downgrade or withdrawal of its then current rating of any outstanding Series of Investor Certificates;

(iii)	the Transferor shall have delivered to the Trustee an Officer’s Certificate of the Transferor confirming the items set forth in clauses (i) and (ii) above. The Trustee may conclusively rely on such Officer’s Certificate, shall have no duty to make inquiries with regard to the matters set forth therein and shall incur no liability in so relying.

On and after the date of satisfaction of the above conditions, in processing Collections of Principal Receivables of the Accounts the Servicer shall deem the product of the Discounted Percentage and Collections of such Principal Receivables as “Discount Option Receivable Collections” and shall treat such Discount Option Receivable Collections for all purposes hereunder as “Collections of Finance Charge Receivables.”

To summarize, Section 2.08 requires that specific conditions such as obtaining written confirmation from rating agencies, delivery of Officer’s Certificates, etc., must be met before the designation can be affected. All of these conditions were met or, in the case of the 30 days notice requirement, waived by unaffiliated third parties – specifically the rating agencies and the Trust’s Trustee—prior to the designation of the Discounted Percentage. In addition, the mechanics specified in Section 2.08 of the PSA cited above regarding (i) the designation of a Discounted Percentage, (ii) the application of that Discounted Percentage on new Principal Receivables arising in the accounts on and after such designation, and (iii) the treatment of collections of Discounted Option Receivables Collections as Collections of Finance Charge Receivables are all in each case consistent with the manner in which Funding implemented the Discount Option Receivables. Finally, no modification to the existing legal documents was required to effect this action. Thus, we concluded that the designation of Discount Option Receivables as described above was “entirely specified” by the documents.

We also considered whether this action was “significantly limited” as it allows the Transferor (as defined in the PSA) to specify the Discounted Percentage to be applied. On that point, we concluded that because the limited discretion to designate the Discounted Percentage does not grant a right to the Trust itself, but rather only to the Transferor, then the Transferor’s actions need not be “significantly limited” provided that designation only effects newly-generated receivables (i.e., it does not affect receivables that already have been transferred to the Trust). However, we did conclude that (i) the approvals which needed to be obtained by unaffiliated third parties—specifically the rating agencies and the Trust’s Trustee—before the designation can be effective, and (ii) the certification of the Transferor that the designation would not result in a payout event (essentially a performance-related acceleration of principal on the Trust securities), constitute meaningful, significant limitations on the Transferor’s exercise of the Discounted Percentage.

Class D Security

With respect to issuing the Class D, the issuance of securities and other interests in the Trust is clearly defined as a permitted activity. The PSA defines the Trust’s permitted activities and states, in part, in Section 1.01:

“Permitted Activities” shall mean the primary activities of the Trust, which are: (a) holding Receivables transferred under this Agreement … (b) issuing Certificates and other interests in the Trust assets; (c) receiving Collections and making payments on such Certificates and interests in accordance with the terms of this Agreement and any Series Supplement; and (d) engaging in other activities that are necessary or incidental to accomplish these limited purposes, which activities cannot be contrary to the status of the Trust as a qualified special purpose entity under existing accounting literature. (Emphasis added)

The Emerging Issues Task Force (“EITF”) in its discussions on Issue No. 02-12, Permitted Activities of a Qualifying Special-Purpose Entity in Issuing Beneficial Interests under FASB Statement No. 140, considered the extent to which a QSPE (or its agent) can “manage” the liabilities issued by the QSPE – that is, whether a QSPE can determine the terms of new beneficial interests issued after its inception. The EITF reached no consensus that would prohibit or limit the creation of new securities after initial inception or the determination of the key terms of those securities. The EITF ceased discussion on these issues as the FASB decided to address these issues as part of its broader project to interpret SFAS 140. Ultimately, the FASB eliminated the concept of the QSPE with the issuance of SFAS 166 Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 which will be effective for the Corporation beginning January 1, 2010.

Given that the PSA explicitly permits the creation of new notes such as the Class D, we concluded that the issuance of security interests, including the Class D, is a “permitted activity” and is “entirely specified” by the documents that established and govern the Trust and that govern the creation of beneficial interests in the transferred assets that the Trust holds.

We also consulted with our external legal counsel who concurred with our assessment that affecting the Discount Option Receivables and the issuance of the Class D were actions that did not change the permitted activities of the Trust and were entirely specified in the legal documents that established the Trust and created the beneficial interests in the transferred assets that the Trust holds.

Based on the facts and circumstances summarized above, we concluded that the issuance of the Class D and affecting the Discount Option Receivables did not preclude the Trust from continuing to be classified as a QSPE.

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the SEC that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Mr. Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/S/ JOHN M. JAMES

John M. James

Corporate Controller

cc:	Joe L. Price, Chief Financial Officer

Edward P. O’Keefe, General Counsel

Neil Cotty, Chief Accounting Officer

Thomas Pirolo, Partner, PricewaterhouseCoopers LLP

Appendix A

PREFERRED STOCK

Series	Issue Date	Notional	First Call Date		Currently Outstanding
BML Series 6 - Fixed	09/21/2007	$65,000,000	02/03/2009		$65,000,000
BML Series 2 - Floating (1)	03/14/2005	$1,110,000,000	11/28/2009	(1)	$1,110,000,000
BML Series 1 - Floating (1)	11/01/2004	$630,000,000	11/28/2009	(1)	$630,000,000

(1)	Although we have not reached the call date, management does not intend to redeem these series of preferred stock on November 28, 2009.

TRUST PREFERRED SECURITIES

	Series	Issue Date	Maturity Date	Notional	First Call Date	Currently Outstanding
066047AA9	BankAmerica Capital III	01/22/1997	01/15/2027	$400,000,000	01/15/2002	$400,000,000
06605YAA9	BankBoston Capital Trust IV	06/08/1998	06/08/2028	$250,000,000	06/08/2003	$250,000,000
33889WAA4	Fleet Capital Trust V	12/18/1998	12/18/2028	$250,000,000	12/18/2003	$250,000,000
55263BAA9	MBNA A	12/18/1996	12/01/2026	$250,000,000	12/01/2006	$250,000,000
628958AB6	NationsBank Capital Trust II	12/17/1996	12/15/2026	$365,000,000	12/15/2006	$365,000,000
066048AA7	BankAmerica Capital II	12/23/1996	12/15/2026	$450,000,000	12/15/2006	$450,000,000
060505AK0	BAC Capital I	12/14/2001	12/15/2031	$575,000,000	12/15/2006	$575,000,000
338899AA5	Fleet Capital Trust II	12/11/1996	12/11/2026	$250,000,000	12/15/2006	$250,000,000
06605HAA6	BankAmerica Institutional Capital A	11/27/1996	12/31/2026	$450,000,000	12/31/2006	$450,000,000
065912AA5	BankAmerica Institutional Capital B	11/27/1996	12/31/2026	$300,000,000	12/31/2006	$300,000,000
62874FAA7	NationsBank Corporation Capital Trust III	02/03/1997	01/15/2027	$500,000,000	01/15/2007	$500,000,000
06808NAE0	Barnett Capital III	01/28/1997	02/01/2027	$250,000,000	02/01/2007	$250,000,000
060505AM6	BAC Capital II	01/31/2002	02/01/2032	$900,000,000	02/01/2007	$900,000,000
55263KAA9	MBNA Capital B	01/23/1997	02/01/2027	$280,000,000	02/01/2007	$280,000,000
33889X203	Fleet Capital Trust VIII	03/08/2002	03/15/2032	$534,000,000	03/08/2007	$534,000,000
62874HAA3	NationsBank Corporation Capital Trust IV	04/22/1997	04/15/2027	$500,000,000	04/15/2007	$500,000,000
74325VAC8	Progress Capital Trust I	06/03/1997	06/01/2027	$8,750,000	06/01/2007	$8,750,000
06605VAA5	BankBoston Capital Trust III	06/04/1997	06/15/2027	$250,000,000	06/15/2007	$250,000,000
060505AN4	BAC Capital III	08/09/2002	08/15/2032	$500,000,000	08/15/2007	$500,000,000
55266J200	MBNA D	06/27/2002	10/01/2032	$300,000,000	10/01/2007	$300,000,000
	Progress Capital Trust III	11/08/2002	11/15/2032	$10,000,000	11/15/2007	$10,000,000
	Progress Capital Trust IV	12/19/2002	01/07/2033	$5,000,000	01/07/2008	$5,000,000
55270B201	MBNA E	11/27/2002	02/15/2033	$200,000,000	02/15/2008	$200,000,000
	ML TOPrS III	01/16/1998	Perpetual	$750,000,000	03/30/2008	$750,000,000
22238E206	Countrywide Capital IV	04/11/2003	04/01/2033	$500,000,000	04/11/2008	$500,000,000
060505AP9	BAC Capital Trust IV	04/30/2003	05/03/2033	$375,000,000	05/01/2008	$375,000,000
	ML TOPrS IV	06/19/1998	Perpetual	$400,000,000	06/30/2008	$400,000,000
33889Y201	Fleet Capital Trust IX	07/31/2003	08/01/2033	$175,000,000	07/31/2008	$175,000,000
	ML TOPrS V	11/03/1998	Perpetual	$850,000,000	09/30/2008	$850,000,000